RECEIVED

2007 OCT 15 P 1:24

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

07027262

01 October 2007

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th September 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

dlw 10/17

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Blocklisting Interim Review	12 September 2007	12 September 2007	LR3.5.6
2. Regulatory Announcement – Trading Statement	18 September 2007	18 September 2007	DR2.2.1
3. Regulatory Announcement – Holding(s) in Company	18 September 2007	19 September 2007	LR9.6.7
4. Regulatory Announcement – Holding(s) in Company	18 September 2007	19 September 2007	LR9.6.7
5. Regulatory Announcement – Holding(s) in Company	19 September 2007	20 September 2007	LR9.6.7
6. Regulatory Announcement – Holding(s) in Company	20 September 2007	21 September 2007	LR9.6.7
7. Regulatory Announcement – Holding(s) in Company	20 September 2007	21 September 2007	LR9.6.7
8. Regulatory Announcement – Director/PDMR Shareholding	26 September 2007	27 September 2007	DR3.1.2

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
9.	Form 88(2) Return of allotments of shares (excluding non-cash)	20 September 2007	18 October 2007	CA85 S.88

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:49 12-Sep-07
Number	7199D

RNS Number:7199D
Paragon Group Of Companies PLC
12 September 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC

2. Name of scheme

THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME

3. Period of return:
12/03/2007 11/09/2007
From .... To ....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
170,000

5. Number of shares issued / allotted under scheme during period:
0

6. Balance under scheme not yet issued / allotted at end of period
170,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
595,000 ORDINARY SHARES OF 10P EACH ON 09/07/2003

Please confirm total number of shares in issue at the end of the period in order

for us to update our records
121,486,277 GROSS
114,797,277 NET OF SHARES HELD IN TREASURY
....

Contact for queries:

Name JOHN GEMMELL
....

Address ST CATHERINE'S COURT,
HERBERT ROAD,
SOLIHULL,
WEST MIDLANDS
B91 3QE
....

Telephone 0121 712 2075
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Trading Statement
Released	07:01 18-Sep-07
Number	9981D

RNS Number:9981D
Paragon Group Of Companies PLC
18 September 2007

18 September 2007

THE PARAGON GROUP OF COMPANIES PLC

PRE-CLOSE TRADING STATEMENT

The Paragon Group of Companies PLC will shortly be meeting with analysts ahead of its close period for the year ending 30 September 2007. The following is an update on the trading position of the Group ahead of the year end and follows the Interim Results which were announced on 22 May 2007.

Trading performance

Trading activity has been strong throughout the year with the profile of second half trading being similar to the first half of the financial year and to the previous year. We have seen good growth in buy-to-let lending volumes over the year, expected to be some 30% higher than the previous year. Lending has continued to contract in our consumer lending areas, as the Group has continued its policy of strongly promoting buy-to-let lending whilst tightening consumer lending. Overall, lending volumes for the year are expected to be some 25% higher than last year. Total loan assets are expected to be some 30% higher.

In addition to tightening criteria and limiting consumer lending volumes, the orderly run down of the closed books has continued, assisted by further small disposals from the book of unsecured personal loans. As a consequence, despite being in a period of rising interest rates, arrears in the ongoing consumer books have remained low and stable. The number of arrears accounts in the closed books has fallen. The credit performance of the buy-to-let assets remains exemplary with an indexed LTV remaining low at around 65%. The overall credit quality of the Group's assets has seen further year on year improvement.

Market background

Recently published data by the Council of Mortgage Lenders shows the continuing resilience of the buy-to-let market, both in terms of absolute growth and also when set against a softening owner-occupier market. According to the CML, buy-to-let lending represented 12% of all new mortgage advances in the first half of 2007, its highest ever level. The stock of buy-to-let mortgages increased by 14% since the second half of 2006, accounting for one in ten of all outstanding mortgages. Paragon's share of the buy-to-let market rose to 9.1% during the first half of 2007, maintaining our position as the third largest lender, both by balances and by origination levels.

CML data also confirms the continuing superiority of buy-to-let credit

performance with both arrears and possessions significantly lower than for the mortgage sector as a whole. The CML attributes this quality differential in part to 'persistently strong tenant demand, shorter void periods and rising rents'.

The Royal Institute of Chartered Surveyors confirmed in its latest release this month that buy-to-let landlords were experiencing 'record rental growth'. In a similar vein, the latest research from the Association of Residential Letting Agents, also published this month, observed that 'tenant demand now outstrips supply in all areas of the rental market'. Both organisations note that tenant demand has been boosted by higher borrowing costs and the growing uncertainty in financial markets, as well as consistent factors such as high levels of migration from the European Community.

Funding

In common with many other lenders, the Group utilises securitisation for its long-term funding. This provides matched funding to the maturity of the underlying loans. During the course of the year Paragon successfully completed four issues, three securitising buy-to-let assets and the other the residual portfolio of owner-occupied loans. The most recent of these, Paragon Mortgages (No. 15) PLC, a £1.0 billion transaction backed by buy-to-let loans, was completed in July just ahead of the current period of turmoil in the banking and capital markets which has affected the normal operations of the securitisation market. We anticipate that liquidity will return to this market in due course but past experience suggests that pricing may rise for new issuances going forward. We do not raise finance from retail deposits. Our new business flow is accommodated within our warehouse facility provided by a small group of banks, which has current capacity of some £1.8 billion, adequate at current rates of new business to fund lending into 2008.

For the avoidance of doubt, Paragon has no involvement in the US mortgage market or any investment, directly or indirectly, in US sub-prime mortgage-backed securities, SIVs, CDOs or similar investment vehicles.

Results

Pre-tax profits for the 11 months of the year to the end of August 2007 were in line with plan and consistent with full year profits broadly in line with market consensus.

Underlying profitability for September remains on track, although the current severe dislocation of money market rates from the official bank base rate may have an impact on rate sensitive items, such as the fair value for hedging gains and losses. The value of this item, which is marked to market at closing rates, will not be determined until the year end.

Clearly current market conditions have disrupted the normal workings of the money, banking and capital markets. Whilst we expect a return to market stability in due course, the Board will continue to closely monitor developments and will apply its traditional prudent management approach to the origination, servicing and funding of its loans.

The Board of Directors intends to announce the preliminary results for the year ending 30 September 2007 on 20 November 2007 and a full report on the progress of the Group will be issued at that time.

For further information, please contact:

Nigel S Terrington
Chief Executive
Tel: 0121 712 2024

Nicholas Keen
Finance Director
Tel: 0121 712 2060

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:26 18-Sep-07
Number	0685E

RNS Number:0685E
Paragon Group Of Companies PLC
18 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Aviva plc & its subsidiaries
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Registered holder:

BNY Norwich Union Nominees Limited	301,319*
Chase GA Group Nominees Limited	4,400,781*
CUIM Nominee Limited	267,878*

* denotes direct interest

BNY Norwich Union Nominees Limited	24,069
Chase Nominees Limited	5,590
CUIM Nominee Limited	99,489
Vidacos Nominees Limited	1,787,882

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

17 September 2007
....

6. Date on which issuer notified:
18 September 2007
....

7. Threshold(s) that is/are crossed or reached:
5% to 6% change at Combined Interest level
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0006140361	5,853,960	5,853,960

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0006140361	4,969,978	4,969,978	1,917,030	4.33%	1.67%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
6,887,008	6.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
See Section 4
....

Proxy Voting:

10. Name of the proxy holder:
See Section 4
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:

Figures are based on a total number of voting rights of 114,797,277.
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:37 18-Sep-07
Number	0699E

RNS Number:0699E
Paragon Group Of Companies PLC
18 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
----

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Newton Investment Management Limited
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Newton Investment Management Limited
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
17/09/2007
....

6. Date on which issuer notified:
18/09/2007
....

7. Threshold(s) that is/are crossed or reached:
Decrease from 7.69% to 6.85%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0006140361	8,827,266	7.69%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0006140361	N/A	N/A	7,866,701	N/A	6.85%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,866,701	6.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Newton Investment Management Limited holds these shares as discretionary Investment Manager.
....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:

0121 712 2075

....

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2007 OCT 15 P 1:

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	09:55 19-Sep-07
Number	0942E

RNS Number:0942E
Paragon Group Of Companies PLC
19 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC

....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

Yes

....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

No

....

An event changing the breakdown of voting rights:

No

....

Other (please specify) :

....

3. Full name of person(s) subject to the notification obligation (iii):

Schroders plc

....

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

17/09/2007

....

6. Date on which issuer notified:

18/09/2007

....

7. Threshold(s) that is/are crossed or reached:

5%

....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0006140361	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0006140361	N/A	N/A	6,739,151	N/A	5.870%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,739,151	5.870%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited 6,016,910 5.24%

Schroder Investment Management North America Limited 704,466 0.61%
Schroder Investment Management (Japan) Limited 17,775 0.015%
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:

The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
....

14. Contact name:

John G. Gemmell
....

15. Contact telephone number:

0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:18 20-Sep-07
Number	2316E

RNS Number:2316E
Paragon Group Of Companies PLC
20 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Newton Investment Management Limited
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Newton Investment Management Limited
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
19/09/2007
....

6. Date on which issuer notified:
20/09/2007
....

7. Threshold(s) that is/are crossed or reached:
Decrease from 6.35% to 5.89%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0006140361	7,284,539	6.35%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0006140361	N/A	N/A	6,757,782	N/A	5.89%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,757,782	5.89%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Newton Investment Management Limited holds these shares as discretionary Investment Manager.
....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:

0121 712 2075

....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:24 20-Sep-07
Number	2326E

RNS Number:2326E
Paragon Group Of Companies PLC
20 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

No
....

An event changing the breakdown of voting rights:

No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc
....

4. Full name of shareholder(s) (if different from 3.) (iv):

Boltro Nominees Limited
Lloyds Bank (PEP) Nominees Limited
State Street Nominees Limited
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

19 September 2007

....

6. Date on which issuer notified:

20 September 2007
....

7. Threshold(s) that is/are crossed or reached:

Reached 6%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0006140361	6,585,277	6,585,277

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0006140361	6,892,277	0	6,892,277	0	6.004

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,892,277	6.004

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
2,390 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,436 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group

Plc.

6,888,451 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:

John G. Gemmell
....

15. Contact telephone number:

0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:12 26-Sep-07
Number	5691E

RNS Number:5691E
Paragon Group Of Companies PLC
26 September 2007

DIRECTOR SHAREHOLDING

On 26 September 2007 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding
N S Terrington	57,449	26/09/10 - 26/03/11	299,141
N Keen	43,056	26/09/10 - 26/03/11	224,249
J A Heron	20,202	26/09/10 - 26/03/11	138,359
P Pandya	18,182	26/09/10 - 26/03/11	117,556

Under the terms of the PPSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of the conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2006. For the TSR measure, performance will be measured over the single three year period commencing 1 July 2007. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 20/09/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 6965

Share holdings:

Share Holder	**Type**	**Shares Held**
Ian John Wells	Single	6965

Address:
Maicel
West Bay, Maenporth Road
Maenporth
FALMOUTH
Cornwall
United Kingdom
TR11 5HP

END